Exhibit 99.1

GOGL - Sale of two Panamax vessels and agreement to construct four Kamsarmax vessels

Golden Ocean Group Limited (Nasdaq and OSE: GOGL) ("Golden Ocean" or the "Company"), one of the world's largest listed dry bulk shipowners, today announces the sale of two older Panamax vessels, Golden Opportunity and Golden Endurer, and an agreement to construct four Kamsarmax vessels.

The aggregate sale price of the vessels is $37.2 million, and the Company expects to record gain from sale of approximately $4.9 million in Q3 2021 and $5.0 million in Q4 2021 and receive net cash proceed of approximately $22.2 million in Q4. The net cash proceeds will fund close to half of the estimated required equity for the Kamsarmax vessels. The balance will be funded through cash on hand and long-term debt financing to be secured closer to delivery.

The four Kamsarmax vessels are 85,000 dwt ECO-type and are being constructed at the leading Chinese shipyard where the Company currently has three vessels under construction with the same design, giving added benefits in terms of building supervision and subsequently operating efficiency for sister vessels. The vessels will be delivered to the Company in the third and fourth quarter of 2023.

Ulrik Andersen, CEO of Golden Ocean Management AS commented:

"Golden Ocean is committed to maintaining one of the largest and most modern fleet in the industry through our fleet renewal and expansion program and positioning the Company to generate significant cash flows in what we believe is a fundamentally strong dry bulk market outlook. These transactions not only expand our fleet size, but they also continue to improve the fuel efficiency of the fleet, ensuring best-in-class performance at a reduced carbon footprint. Importantly, the newbuild vessels are dual-fuel ready, which provides the Company with the flexibility to evaluate alternatives as the visibility of future emissions-related regulations and technology improves.

Golden Ocean will be offsetting a portion of the cost to construct the new vessels with the net proceeds of the sale of two older less efficient vessels done at attractive prices. The Company will continue to assess opportunities to divest older tonnage at currently attractive levels. Golden Ocean will thereby be able to continue to improve its fleet composition without impacting its dividend capacity.“

October 11, 2021

The Board of Directors
Golden Ocean Group Ltd.
Hamilton, Bermuda

For further queries, please contact:

Ulrik Andersen: Chief Executive Officer, Golden Ocean Management AS
+47 22 01 73 53

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Forward-looking statements:

This release and any materials distributed in connection with this release may contain certain forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect the Company's current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.